EXHIBIT 3




                        CONSENT OF INDEPENDENT AUDITORS


We hereby consent to the incorporation by reference into (i) Post-Effective Amendment No. 4 to the Registration Statement on Form F-3 (File No. 333-11382) of CEMEX, S.A. de C.V., (ii) the Registration Statement on Form F-3 (File No. 333-86700) of CEMEX, S.A. de C.V., (iii) the Registration Statement on Form S-8 (File No. 333-13970) of CEMEX, S.A. de C.V., (iv) the Registration Statement on Form S-8 (File No. 333-83962) of CEMEX, S.A. de C.V. and (v) the Registration Statement on Form S-8 (File No. 333-86060) of CEMEX, S.A. de C.V., of our reports dated January 11, 2001 relating to the financial statements of Compania Minera Atoyac, S.A. de C.V., Cementos Anahuac, S.A. de C.V., Cementos del Norte, S.A. de C.V., Proveedora Mexicana de Materiales, S.A. de C.V., Compania de Transportes del Mar de Cortes, S.A. de C.V., Cementos Guadalajara, S.A. de C.V., Cementos de Oriente, S.A. de C.V., Autotransportes de Huichapan, S.A. de C.V., Cemex Concretos, S.A. de C.V. and Granos y Terrenos, S.A. de C.V., which reports appear in this Report on Form 6-K of CEMEX, S.A. de C.V.


PricewaterhouseCoopers


/s/ Hector Puente S.


Hector Puente S.


Monterrey, N.L.
Mexico
October 1, 2003